UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

CTRIP.COM INTERNATIONAL, LTD.
(Name of Issuer)

Ordinary shares, par value US$0.01 (traded in the form of American depositary shares, each representing 0.125 of an ordinary share)
(Title of Class of Securities)

22943F100
(CUSIP Number)

12/31/2015
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[X] Rule 13d-1(b)
[ ] Rule 13d-1(c)
[ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 22943F100
1.	Names of Reporting Persons: OppenheimerFunds, Inc. IRS Identification No: 13-2527171
2.	Check the Appropriate Box if a Member of a Group (See Instructions): Joint Filing
3.	SEC Use Only
4.	Citizenship or Place of Organization: Colorado
Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power: 0
6. Shared Voting Power: 18,966,372 ADR
7. Sole Dispositive Power: 0
8. Shared Dispositive Power: 18,966,372 ADR
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 18,966,372 ADR (beneficial ownership disclaimed pursuant to Rule 13d-4 of the Exchange Act of 1934)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9): 4.98
12.	Type of Reporting Person (See Instructions): IA

Item:
1(a)	Name of Issuer: CTRIP.COM INTERNATIONAL, LTD.
1(b)	Address of Issuer's Principal Executive Offices: NO. 99 FU QUAN ROAD SHANGHAI F4 200335
2(a)	Name of Person Filing: OppenheimerFunds, Inc.
2(b)	Address of Principal Business Office or, if none, Residence: 2 World Financial Center 225 Liberty Street New York, NY 10281
2(c)	Citizenship: Colorado
2(d)	Title of Class of Securities: Ordinary shares, par value US$0.01 (traded in the form of American depositary shares, each representing 0.125 of an ordinary share)
2(e)	CUSIP Number: 22943F100
3	If this statement is filed pursuant to §240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: [X] An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E)
4(a)	Amount beneficially owned: 18,966,372 ADR (beneficial ownership disclaimed pursuant to Rule 13d-4 of the Exchange Act of 1934)
4(b)	Percent of class: 4.98
4(c)	Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote:
 0

(ii) Shared power to vote or to direct the vote:
   18,966,372 ADR

(iii) Sole power to dispose or to direct the disposition of:
 0

(iv) Shared power to dispose or to direct the disposition of:
   18,966,372 ADR

5	Ownership of Five Percent or Less of a Class: [ X ]
6	Ownership of More than Five Percent on Behalf of Another Person.: N/A
7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company: N/A
8	Identification and Classification of Members of the Group: N/A
9	Notice of Dissolution of Group: N/A
10	Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

02/05/2016
Date

/s/ Mary Ann Picciotto
Signature

Mary Ann Picciotto, Sr. Vice President and Chief Compliance Officer
Name/Title

If you have questions please contact Jake Burford at 303-768-2826 or by email at jburford@ofiglobal.com